Exhibit 21.1

Subsidiaries of LanzaTech Global, Inc.	Jurisdiction

LanzaTech NZ, Inc.	Delaware, USA
LanzaTech Private Limited	India
LanzaTech Hong Kong Limited	Hong Kong
LanzaTech China Ltd.	People’s Republic of China
LanzaTech NZ Limited	New Zealand
LanzaTech EU B.V.	The Netherlands
LanzaTech, Inc.	Delaware, USA
LanzaTech Freedom Pines Biorefinery LLC	Delaware, USA
LanzaTech B.V.	The Netherlands
LanzaTech UK Limited	England & Wales, UK
LanzaTech Fuels UK Limited	England & Wales, UK